                                                                    Exhibit 99.3

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                              At a session of the Public Service
                                                  Commission held in the City of
                                                      Albany on January 21, 1998

COMMISSIONERS PRESENT:

John F. O'Mara, Chairman
Maureen O. Helmer
Thomas J. Dunleavy

CASE 96-E-089l -  In the Matter of New York State Electric & Gas Corporation's
                  Plans for Electric Rate/Restructuring Pursuant to Opinion No. 96-l2.

CASE 93-E-0960 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of New York State Electric and Gas Corporation - Tariff Filing Governing the Sale of Economic Development Power Generated by the New York State Power Authority to Specific Customers Recommended by the Allocation Board.

CASES 94-M-0349 et al. - New York State Electric & Gas
                         Corporation - Electric Rates.(1)

                       ORDER ADOPTING TERMS OF SETTLEMENT
                     SUBJECT TO MODIFICATIONS AND CONDITIONS

                     (Issued and Effective January 27, 1998)

BY THE COMMISSION:

                                  INTRODUCTION

      Opinion No. 96-12 required New York State Electric & Gas Corporation (NYSEG or the company), among others, to file a proposed plan for rates/restructuring, no later than October 1, 1996. Despite the parties' efforts to negotiate a resolution of the filings, no agreement was reached within the period allotted, and testimony was filed by the parties on March 25, 1997. At our direction, the testimony addressed not only the rate/restructuring proceeding, but a pending case involving the rates

----------
(1) These include cases 94-M-0349, 93-E-0284, 93-E-0664, 95-M-0017, 95-E-0425, and 95-E-0426. See Opinion No. 95-17 (issued September 27, 1995).

for the delivery of power from the New York Power Authority (NYPA) to Economic Development Power (EDP) customers,(1) as well as a 1995 rate settlement in which second- and third-year rate increases initially had been authorized. Evidentiary hearings were held during May 1997 and briefs were filed with the Administrative Law Judge in June and July.

      Prior to the issuance of a recommended decision, NYSEG submitted an "Agreement Concerning the Competitive Rate and Restructuring Plan of New York State Electric & Gas Corporation"(2) (Settlement), which purported to resolve by agreement all of the issues in all of the cases. The Settlement was signed by Staff of the Department of Public Service (Staff), NYSEG, the New York State Department of Economic Development (DED), NYPA, the National Association of Energy Services Companies (NAESCO), and the Joint Supporters.(3) On October 23, 1997, statements supporting the Settlement were filed by the signatories, and NYSEG filed its environmental assessment form (EAF). On November 1, 1997, statements in opposition were filed by Multiple Intervenors (MI), Wheeled Electric Power Company (WEPCO), the New York State Department of Law (DOL), the Public Utility Law Project (PULP), Public Interest Intervenors (PII), the
Retail Council, the New York State Consumer Protection Board (CPB), the Independent Power Producers of New York jointly with Enron Capital & Trade Resources (IPPNY/Enron), and Tioga/Tompkins Counties (Counties). Evidentiary hearings to review the Settlement were held in November 1997 and public statement hearings were held in Lockport, Plattsburgh, Johnson City, Auburn, and Hudson on various dates in October and November.


-----------------
(1) Case 93-E-0960.

(2) A copy of the Settlement submitted on October 9, 1997, is attached as Appendix A.

(3) The Joint Supporters is a voluntary unincorporated association of consumers and providers in favor of competitive opportunities for electric service.

      A recommended decision was issued on December 3, 1997, in which the Judge found that the Settlement contained the basics of an acceptable plan, but that certain provisions should be reexamined by the parties. The recommended decision concluded that the Settlement should be returned to the parties for further negotiations on specified provisions. Briefs on exceptions were filed on December 22, 1997 by Staff, the company, MI, IPPNY/Enron, PULP, PII, the Counties, CPB, Joint Supporters, NAESCO, and WEPCO.(1) Replies to exceptions were filed on December 17, 1997 by Staff, the company, MI, DED, IPPNY/Enron, and CPB.

                               SETTLEMENT SUMMARY

      In accordance with our directions, the submitted Settlement contains a five-year rate plan, provisions concerning the recovery and mitigation of strandable costs, a phased schedule for providing retail access and unbundled tariffs, a proposed holding company corporate structure, a funding source for public policy programs, reduced delivery rates for EDP power, and a number of other terms. These terms are briefly summarized below.

      Under the Settlement rate plan, the company agrees to: forgo the two previously approved rate increases; reduce large industrial and commercial customer rates by 5% per year for each of the next five years; reduce the rates for all other customers by 5% in the fifth year of the plan; and, reduce EDP wheeling rates by between 35% and 56%. The plan contains a 12% return on equity
(ROE) earnings cap with all excess earnings to be used to benefit ratepayers and a 9% ROE earnings trigger that permits the company to petition for rate relief if earnings fall below that level.

      Retail access under the Settlement occurs in three phases, with all customers being provided retail access by August 1999. Also by that time, the company has agreed to auction all of its fossil generating units and to structurally separate its


----------
(1) DOL filed a letter supporting the remand recommendation.

business into a regulated wires company (RegSub) and a competitive generating company (GenSub), both owned by a holding company (HoldCo). Finally, the company has agreed to urge the cotenants of the Nine Mile II Nuclear Generating Unit (NM II) to auction that unit.

      In the public policy program area, the Settlement sets aside approximately $13 million (approximately 1 mill/kWh) per year for the first three years of the rate plan to dedicate to public policy programs. The Settlement does not address specific programs, and the record indicates that the company's existing low-income assistance program (Fresh Start) may be discontinued. Finally, the Settlement sets forth a customer service incentive involving two measures of the reliability of NYSEG's electric service. The incentive is a penalty-only mechanism, providing a maximum annual penalty of 15 basis points (bp).

      The terms of the Settlement, briefly recited above, will offer a generally sound regulatory framework for NYSEG, its competitors, and its customers in the transition to fully competitive generation and energy services markets. Having reviewed these terms, the recommended decision, and the parties' exceptions, however, there are several aspects of the Settlement and other important issues that are not resolved to our satisfaction. For this reason, we are adopting the terms of the Settlement subject to the following modifications and conditions:

      1. All industrial customers not eligible for 5% annual rate decreases and not taking service under special contracts, will be provided retail access as of August 1, 1998.

      2. The company will file marginal cost-based tariffs(1) within 30 days of this order applicable to the customers' incremental energy usage above historic levels for all industrial and commercial customers who are not eligible for 5% annual rate decreases.


----------
(1) The company is urged to consult with Staff prior to filing this tariff. We expect the rates to include some contribution for system costs.

      3. If, but for the use of accelerated depreciation or amortization, the company's earnings would have exceeded the 12% earnings cap, it shall request approval from the Commission to use such accelerated depreciation or amortization. The company must request such approval as part of its reporting under the annual earnings cap. It should be understood that publicly disclosed earnings, which may reflect accelerated depreciation or amortization, will not be considered the basis upon which the earnings cap will be applied.

      4. The Commission is reserving the right to reexamine the reasonableness of the generation back-out credit specified in the Settlement in the event market prices exceed the Settlement credit.

      5. Regarding the company's provider of last resort responsibility to offer a low-income assistance program:

            a. The company will continue its Fresh Start program until a replacement program is approved;

            b. The company will file within 30 days of this order a proposed low-income assistance program, designed to provide service to all HEAP-eligible customers (an estimated 37,000) over the term of the rate plan. It is estimated that the program will cost about $5 million annually. The company will consider in designing the program the best practices of other New York utilities and may propose a program operated by a third party. The company's proposal will be subject to comment by interested parties, who may also submit alternate proposals.

            c. Of the approximately $5 million annual program cost, $2.5 million will be obtained from the $13 million set-aside in the Settlement and will be dedicated to energy efficiency and other similar low-income programs approved by the Commission for SBC funding. For the first few years of NYSEG's administration of the program,(1) the balance


--------------
(1) NYSEG's administration of the program may be re-examined if its program development and implementation is not satisfactory.

                  of program costs will be covered by the proceeds from the sale of excess land.(1) Thereafter, it is assumed that savings from reduced uncollectibles and a reduced level of arrearages will equal or exceed total program costs.(2)

      6. The Settlement is modified by adding the environmental provisions approved in the Con Edison proceeding, as set forth in Appendix B of this order.(3) In addition, we recognize that we must carefully consider alternative energy sources during the transition to competition and if opportunities present themselves (such as through the passage of securitization legislation), we will evaluate potential ways to accomplish further environmental benefits through environmental protection and energy efficiency programs.

      7. The customer service incentive program (penalty only) will consist of five indicators: the two set forth in the Settlement and PSC complaint rates, overall customer satisfaction index, and contact customer satisfaction index as described in Appendix C of this order. Each of the five indicators will carry the possibility of a maximum annual penalty of 8 bp, or a total maximum annual penalty of 40 bp. All other aspects of the service incentive program will remain as set forth in the Settlement.

      8. No New York State utility or New York State utility-affiliated load serving entity may be denied permission to participate in NYSEG's retail access program under the reciprocity provisions of the Settlement (Appendix A, p. 24) unless prior approval is granted by the Commission.

------------
(1) Funding from this source will be limited to $7.5 million over the first three years of the program.

(2) The cost effectiveness of the program will be monitored by Staff and the company. The fourth and fifth year funding of the program will be revisited during the third year of the rate plan.

(3) Cases 96-E-0897 et al., Consolidated Edison Company of New York, Inc. - Rate/Restructuring Proceeding, Opinion No. 97-16 (issued November 3,
    1997), mimeo pp. 43, 66; Order Adopting Terms of Settlement Subject to Conditions and Understandings (issued September 23, 1997), Appendix A, pp. 27, 54-55.

      9. The following clause regarding remedies for RegSub violations as approved in the Con Edison proceeding shall be incorporated into the Settlement.

                  The Commission may impose on RegSub remedial action (including redress or penalties, as applicable) for RegSub's violations of the standards of competitive conduct set forth in the Settlement. If the Commission finds that RegSub has engaged in a consistent pattern of material violations of the standards of competitive conduct, it shall provide RegSub notice and a reasonable opportunity to remedy such conduct. If RegSub fails to remedy such conduct within a reasonable period after receiving such notice, the Commission may take remedial action with respect to HoldCo to prevent RegSub from further code of conduct violations. Such remedial actions may include directing the HoldCo to divest the unregulated subsidiary, or some portion of the assets of the unregulated subsidiary, that is the subject of RegSub's consistent pattern of material violations but exclude directing the HoldCo to divest RegSub or imposing a service territory restriction on the unregulated subsidiary. If the HoldCo is directed to divest an unregulated subsidiary, it may not thereafter, without prior Commission approval, use a new or existing subsidiary of the HoldCo to conduct within its service territory the same business activities as the divested subsidiary (e.g., energy services). RegSub and the HoldCo may exercise any or all of their administrative and judicial rights to seek a reversal or modification of remedial actions ordered by the Commission and may seek to obtain any and all legal and/or equitable relief from such remedial actions, including but not limited to injunctive relief. Neither NYSEG nor its affiliates will challenge the Commission's authority to implement this paragraph.(1)

      10. The EDP delivery rates set forth in the Settlement shall be frozen during the term of the five-year rate plan, in the same manner as other rates are frozen in the Settlement.



----------
(1) Cases 96-E0897 et al., supra, Order Adopting Terms of Settlement Subject to Conditions and Understandings, Appendix A, p. 50.

      11. We understand the Settlement to provide (Appendix A, p. 27) the company with no more than a reasonable opportunity to recover all prudent NM II costs, subject to our duty to set just and reasonable rates, and this understanding supersedes any contrary language or interpretation of the Settlement.

      12. Our adoption of the Settlement's terms is also subject to the express condition that NYSEG is committed to cooperate in the development of the infrastructure (e.g., independent system operator, power exchange, etc.) needed to allow competition in New York.

      Based on the above modifications, both PACE Energy Project (a member of PII) and the CPB have indicated their agreement with the Settlement, as adopted.

               STATE ENVIRONMENTAL QUALITY REVIEW ACT EVALUATION

      In conformance with the State Environmental Quality Review Act (SEQRA), we issued on May 30, 1996 a Final Generic Environmental Impact Statement (FGEIS), which evaluated the action adopted in Case 94-E-0952. We also required individual utilities to file an environmental assessment of their restructuring proposals. NYSEG filed its EAF concerning the Settlement on October 23, 1997.

      The information provided by NYSEG in its EAF, the parties' comments and responses, and other information were evaluated in order to determine whether the potential impacts resulting from adoption of the Settlement's terms would be within the bounds and thresholds of the FGEIS adopted in 1996. The analysis examined several areas of potential impacts including the potential for increased air emissions due to load growth from reduced rates and reduced demand side management, and the potential incentive to over-invest in utility plant.

      Arguably, all of the potential impacts need not be considered given that some result from Type II exempt rate actions. In any event, however, based on these analyses, the potential environmental impacts of the Settlement are found to be within the bounds and thresholds evaluated in the FGEIS. Therefore, no further SEQRA action is necessary. The final EAF will be appended to the opinion to be issued later.

                                   DISCUSSION

      Taking into account our overall responsibility to set just and reasonable rates, the company's statutory burden of proof, and our settlement guidelines, and having considered the evidence, comments, arguments, and EAF information, the terms of the Settlement, subject to the above described modifications and conditions, are found to be reasonable and in the public interest.

      Among other things, these terms will help NYSEG consumers save or avoid $725 million of additional charges for electricity in the next few years and this will help attract businesses and stimulate economic activity. These savings will be achieved by substantial rate reductions over the term of the Settlement for the largest businesses in the NYSEG territory, a rate reduction for all other customers in year five, and by ensuring that previously approved rate increases will not become effective. The Settlement's terms also call for prompt divestiture of all the utility's fossil generation, thereby mitigating strandable costs and providing an environment for a robust, competitive electric generation market, and access to that market will be available to all NYSEG customers by August 1, 1999. With this framework and expected competition in the energy services sector, customers can expect to receive electricity bills lower than otherwise would be the case and enjoy greater choice of energy providers and services. At the same time, the Settlement's terms as modified fairly address environmental concerns and cost-effective low-income assistance during the transition to a fully competitive market. These are the essential elements of the competitive electricity market envisioned for New Yorkers and for the transition to that market.

      Accordingly, the Settlement's terms are adopted in their entirety subject to the modifications and conditions listed above and the Settlement terms are incorporated by reference into this order. Inasmuch as the terms of the Settlement are interrelated, as are our modifications and conditions listed above, if any term, condition, or understanding is modified, vacated, or otherwise materially affected on judicial review, we may reexamine our entire decision.

      Subsequent to the issuance of this abbreviated order, we shall issue a more comprehensive opinion and order describing the bases for our decision, and containing the final EAF. The statute of limitations for filing petitions for rehearing or clarification of our decision will be deemed to run from the date of issuance of that opinion.

The Commission orders:

      1. The terms of the Settlement filed in these proceedings dated October 9, 1997 (Settlement), with the modifications and conditions described above and subject to the company's unconditional acceptance of this order, are adopted in their entirety and are incorporated as part of this order.

      2. The potential environmental impacts of these terms are within the bounds and thresholds evaluated in the 1996 FGEIS, and therefore no further SEQRA action is necessary.

      3. New York State Electric & Gas Corporation (NYSEG or the company) must submit a written statement of unconditional acceptance of the modifications and conditions contained in this order, signed and acknowledged by a duly authorized officer of NYSEG, by January 28, 1998. This filing date may be extended by a maximum of one week if the company files its consent to further extend its rate case suspension periods by a like amount. This statement should be filed with the Secretary of the Commission and served on all parties in this proceeding.

      4. By not later than January 28, 1998, NYSEG shall cancel the tariff leaves listed in Appendix D to this order. If the company extends its rate case suspension periods, the Appendix D tariff leaves shall be cancelled no later than one day before the end of the extended suspension period.

      5. NYSEG is directed to file by February 6, 1998, on not less than one day's notice, such tariff amendments as are necessary to effectuate the retail access program and rate reductions for large customers contemplated by the Settlement as adopted. NYSEG is also directed to file by February 25, 1998, to become effective April 1, 1998, such tariff amendments as are necessary to effectuate the rate reductions for incremental energy usage by small commercial and small industrial customers contemplated by the Settlement as adopted. The company shall serve copies of its filings upon all parties to these proceedings. Any comments on the filing to effectuate the retail access program and rate reductions for large customers must be received at the Commission's offices within 20 days of service of the company's proposed amendments. Any comments on the filing to effectuate the rate reductions for incremental energy usage must be received at the Commission's offices within ten days of service of the company's proposed amendments. The amendments shall not become effective on a permanent basis until approved by the Commission.

      6. On or before March 2, 1998 NYSEG shall file a proposed low-income program as contemplated by the Settlement as adopted.

      7. To the extent exceptions to the recommended decision issued in these proceedings on December 3, 1997 are not moot, or are otherwise granted, they are denied.

      8. NYSEG, in cooperation with Staff, shall monitor the environmental impacts of electric restructuring resulting from this order.

      9. Cases 94-M-0349, 95-E-0425, 95-E-0426, and 93-E-0960 are closed.

     10. Case 96-E-0891 is continued.

                                    By the Commission,


                  (SIGNED)          JOHN C. CRARY
                                      Secretary

                                   APPENDIX A

               (The Agreement Concerning the Competitive Rate and
              Restructuring Plan of NYSEG was previously filed as
                  Exhibit 99.2 to this Registration Statement)

                                   APPENDIX B

                                                                     APPENDIX B
                                                                     Page 1 of 2

4. The Company agrees to address certain restructuring-related issues raised by the Natural Resources Defense Council and others as follows:

     Deferral of T&D Capital Projects:

          The Company will continue to develop detailed annual forecasts of transmission and distribution ("T&D") capital budget requirements and will identify for each major T&D project (i.e., projects of $10 million or more), the location, reason for project, scope of project, projected capital costs, appropriate load and other data. The Company will also perform load monitoring consisting of monitors at a significant sample of the transmission and area substations scheduled for expansion/upgrade in the five-year T&D capital plan. The Company will evaluate and implement cost-effective measures as alternatives to major T&D projects that defer major T&D system projects through the use of technologies or services that could reduce peak T&D loads. For such cost-effective projects, consideration will be given to technologies or services that minimize the environmental impacts of electricity usage including demand side and other new technologies where practicable. Con Edison will continue to seek to minimize costs and environmental impacts for T&D projects that are not major T&D projects.

     Customer Information:

          The Company and staff agree that customer choice would be enhanced by the availability of environmental information concerning the power being provided to them. To effectuate such disclosure, Con Edison and Staff agree to work with LSEs and others to develop and implement, where feasible, meaningful and cost-effective, an approach to providing customers with fuel mix and emission characteristics of the generation sources relied on by the load serving entity. Such an approach would facilitate informed customer choice, promote resource diversity and improve environmental quality.

     Building Codes:

          Con Edison supports the adoption of improved building codes and standards as an appropriate mechanism for improving the energy efficiency of buildings and, in particular, their use of electricity. Con Edison supports the Summary of the Basic Requirements of the 1995 Model Energy Code and ASHRAE 90.1 (1989). Nothing herein requires any party to support different proposals for energy efficiency standards.

                                                                     APPENDIX B
                                                                     Page 2 of 2

     Performance-Based Ratemaking:

          In its first major electric rate filing following Commission approval of this agreement, Con Edison will address the merits of performance-based ratemaking including the relationship between sales and distribution revenues and energy efficiency and make ratemaking proposals as warranted.

     The company also agrees to the following language:

          The formation of a third-party administrator, appropriately implemented, would serve the objectives embodied in the Commission's May 20, 1996 order. Therefore, subject to the Commission's approval, there will be a third-party administrator, and the Commission will choose the administrator of the SBC-funded programs.

                                   APPENDIX C

                      Service Quality Performance Mechanism

The electric Service Quality Performance Mechanism will incorporate the following individual customer service measures:

           - Overall Customer Satisfaction Index
           - Customer Contact Satisfaction Index
           - PSC Complaint Rate

(Reliability measures agreed to in the settlement will remain unchanged.)

Overall Customer Satisfaction Index

     An overall customer satisfaction index will be calculated based on the results of the annual customer expectation survey and will reflect the percentage of customers satisfied with the service they receive from NYSEG. The survey will be conducted by an independent consultant on an annual basis from a representative sample of NYSEG customers from all regions of the company's service territory, and will include a proportionate number of the RegSub customers once retail access begins. The results of the last three annual surveys showed an average customer satisfaction level of 72.6%. If the overall satisfaction index for the Price Cap Period falls below 71% for any year of the agreement, the company will be subject to a minimum 2.0 basis-point penalty. If the annual survey results drop to 68% or below, the company will incur a maximum 8 basis point penalty. The company will be assessed penalties on this indicator based on the following sliding scale.

             Overall Customer              Basis Point
             Satisfaction Index            Penalty
             ------------------            -----------
                 < = 71.0                      2.0
                 < = 70.0                      4.0
                 < = 69.0                      6.0
                 < = 68.0                      8.0

Contact Satisfaction Survey

     The contact satisfaction index measures the level of satisfaction of customers who have had recent contact with the company. Each month, NYSEG will conduct a customer contact or follow-up survey comprised of a statistically valid sample of customers from each of the regions who have recently contacted the company, including a representative sample of customers who have requested a change in electric suppliers. A final annual average of the monthly survey results will be calculated for each year of the Price Cap Period. Based on a three year average of past performance, the company has received a customer satisfaction score of 84.7%. If the annual results are equal to or below 83.0%, the company will be subject to a minimum 2.0 basis point penalty. If the annual results are equal to or below 80.0%, NYSEG will incur a maximum 8 basis point penalty. Penalties will be imposed on this indicator according to the following scale.


             Contact Satisfaction          Basis Point
             Index                         Penalty
             --------------------          -----------
                  < = 83.0                     2.0
                  < = 82.0                     4.0
                  < = 81.0                     6.0
                  < = 80.0                     8.0

PSC Complaint Rate

     A complaint target measured by PSC complaint rate data for the 12 month period covered by each year of the Price Cap Period. For the past two years, NYSEG's PSC complaint rates has averaged 3.1. The company's PSC Complaint rate target will be 4.0 for each year of the Price Cap Period based on 12 months data. If the PSC Complaint Rate is above 4.0, the company will be incur a minimum 2.0 basis point penalty. If the company's PSC complaint rate for each 12 month period of the Price Cap Plan is above 7.0, the company will be subject to a maximum 8.0 basis point penalty. Penalties will be assessed based on the following scale.

                PSC Complaint              Basis Point
                Rate                       Penalty
                -------------              -----------
                   > = 4.0                     2.0
                   > = 5.0                     4.0
                   > = 6.0                     6.0
                   > = 7.0                     8.0

Customer Surveys

     The company will consult staff in the event that it proposes to make modifications to either of the survey instruments or the manner in which they are conducted.

Reporting Requirements

     The three customer service measures will be tracked and calculated separately on an annual basis. The company will submit the results of its service quality performance quarterly to the Consumer Services Division. The final report for each rate year of the Price Cap Period should include an assurance of the integrity of the results either by including verification of all reported survey data by a third party audit or an attestation by an officer of the company that the results are accurate and verifiable. The maximum penalty that could be assessed for each year of the Price Cap Period is 24 basis points. In the year that a penalty is incurred, the earnings cap contained in the Settlement Agreement will be reduced by the number of basis points of the penalty incurred. For example, if the maximum aggregate penalty is incurred the ROE cap for that year would be reduced by 0.24%.

                                   APPENDIX D

                                                                     APPENDIX D
                                                                     Page 1 of 2

SUBJECT:  Filing by NEW YORK STATE ELECTRIC & GAS CORPORATION (Second-stage)

          Amendments to Schedule P.S.C. No. 115 - Electricity

          Original Leaves Nos. 22-D, 26-B, 39-J and 39-K
          Second Revised Leaves Nos. 16-I and 16-J
          Third Revised Leaf No. 22-C
          Fourth Revised Leaf No. 49
          Fifth Revised Leaf No. 65
          Sixth Revised Leaves Nos. 29-D and 30-C
          Seventh Revised Leaf No. 26-A
          Eighth Revised Leaves Nos. 29-B and 41
          Tenth Revised Leaves Nos. 24, 30 and 52
          Eleventh Revised Leaf No. 54
          Thirteenth Revised Leaves Nos. 29-A, 36 and 53
          Sixteenth Revised Leaf No. 2
          Eighteenth Revised Leaf No. 50
          Twenty-Second Revised Leaf No. 46
          Twenty-Fourth Revised Leaf No. 42
          Twenty-Fifth Revised Leaf No. 44
          Twenty-Ninth Revised Leaves Nos. 21, 35 and 40
          Thirtieth Revised Leaf No. 22
          Thirty-Third Revised Leaf No. 32
          Thirty-Sixth Revised Leaf No. 31
          Forty-Second Revised Leaf No. 18
          Forty-Third Revised Leaves Nos. 20 and 23
          Forty-Sixth Revised Leaf No. 17

          Amendments to Schedule P.S.C. No. 118 - Electricity

          First Revised Leaf No. 12A
          Third Revised Leaf No. 2
          Sixth Revised Leaf No. 19
          Eighth Revised Leaf No. 15
          Tenth Revised Leaf No. 17, 22, and 23
          Eleventh Revised Leaf No. 14 and 18
          Twelfth Revised Leaf No. 24
          Thirteenth Revised Leaf No. 25

                                                                     APPENDIX D
                                                                     Page 2 of 2

          Amendments to Schedule P.S.C. No. 115 - Electricity (Third-stage)

          Third Revised Leaves Nos. 16-I and 16-J
          Sixth Revised Leaf No. 65
          Seventh Revised Leaves Nos. 29-D and 30-C
          Ninth Revised Leaves Nos. 29-B and 41
          Eleventh Revised Leaf No. 30
          Fourteenth Revised Leaf No. 36
          Fifteenth Revised Leaf No. 29-A
          Seventeenth Revised Leaf No. 2
          Twenty-Third Revised Leaf No. 46
          Twenty-Fifth Revised Leaf No. 42
          Twenty-Sixth Revised Leaf No. 44
          Thirtieth Revised Leaves Nos. 35 and 40
          Thirty-First Revised Leaf No. 22
          Thirty-Fourth Revised Leaf No. 32
          Thirty-Seventh Revised Leaf No. 31
          Forty-Third Revised Leaf No. 18
          Forty-Fourth Revised Leaves Nos. 20 and 23
          Forty-Seventh Revised Leaf No. 17

          Amendments to Schedule P.S.C. No. 118 - Electricity

          Eleventh Revised Leaf No. 17, 22, and 23
          Twelfth Revised Leaf No. 14 and 18
          Fourteenth Revised Leaves Nos. 24 and 25

          Supplement Nos. 138, 139, 143, 144, 146, 147, 148 and 150 to Schedule
          P.S.C. No. 115 - Electricity

          Supplement Nos. 15, 16, 17, 18, 19, 20, 21 and 22 to Schedule P.S.C. No. 118 - Electricity